UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NIGHTFOOD HOLDINGS, INC.

Full Name of Registrant

Former Name if Applicable

520 White Plains Road – Suite 500

Address of Principal Executive Office (Street and Number)

Tarrytown, New York 10591

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the disclosures required to be included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2024.  With recent changes in certifying public accountants, additional review work is being done regarding the financial statements for Fiscal 2023. The Registrant expects to file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lei Sonny Wang	866	261-7778
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒

●     The Quarterly Report on Form 10-Q for the period ended March 31, 2024

●     The Quarterly Report on Form 10-Q for the period ended December 31, 2023

●     The Quarterly Report on Form 10-Q for the period ended September 30, 2023

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the comparative fiscal years ended June 30, 2024 and 2023, the Company expects to report a substantial decrease of 50% or more in operating revenues as we have shifted our focus from sales of ice cream products, both wholesale and retail, to sales of snack cookies via online channels exclusively, with new product line sales commencing in the third quarter of fiscal 2024.

While we acquired an operating subsidiary, Future Hospitality Ventures Holdings Inc. ("FHVH") in the third quarter of fiscal 2024, FHVH has not yet commenced revenue generating operations as of June 30, 2024.

Operating costs including management fees, professional fees, consulting fees, stock-based compensation, and other operational overhead is expected to decrease substantially as compared to the fiscal year ended June 30, 2024, predominantly as a result of a reduction to professional fees, selling and advertising expenses during the current fiscal year ended June 30, 2024. Other expenses are also expected to reflect a substantial decline year over year as the Company's non-cash expenses have been substantially reduced by approximately 50% as a result of a decrease to expenses associated with the amortization of debt discounts and a decrease in financing costs associated with debt instruments. The Company expects to report a reduction to its net loss of approximately 40% in fiscal 2024 as compared to fiscal 2023. As of the date of this Report, the Company has not yet completed the consolidated accounts, as audit procedures are ongoing.

NIGHTFOOD HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2024	By:	/s/ Lei Sonny Wang
Lei Sonny Wang CEO

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